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SEC FILE NUMBER

8 - 41372

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____10/01/19____ AND ENDING ____9/30/20____
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

    Bullish Bob Bagley Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM ID. NO.

____429 Country View Lane____
                                (No. and Street)

____Garland____   ____Texas____   ____75043____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                      (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Phillip V. George, PLLC
                      (Name – if individual, state last, first, middle name)

____5179 CR 1026____   ____Celeste____   ____Texas____   ____75423____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ■ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Robert M. Bagley, Jr._____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Bullish Bob Bagley Securities, Inc._____ , as of _____September 30_____ , 20___20___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

SUBSCRIBED AND SWORN BEFORE ME
THIS _11_ DAY OF _December_, 20_20_

_____ (signature)

NOTARY PUBLIC

Notary Public

AMMAR HASHEM
Notary Public, State of Texas
My Commission # 01074930-9
My Comm. Exp. Jan. 20, 2021

_____
Signature

Profit a Bull

Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Bullish Bob Bagley Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bullish Bob Bagley Securities, Inc. as of September 30, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bullish Bob Bagley Securities, Inc. as of September 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bullish Bob Bagley Securities, Inc.'s management. Our responsibility is to express an opinion on Bullish Bob Bagley Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bullish Bob Bagley Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Bullish Bob Bagley Securities, Inc.'s financial statements. The supplemental information is the responsibility of Bullish Bob Bagley Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

We have served as Bullish Bob Bagley Securities, Inc.'s auditor since 2009.

Celeste, Texas
December 11, 2020

1

BULLISH BOB BAGLEY SECURITIES, INC.
Statement of Financial Condition
September 30, 2020

ASSETS

Cash	$ 1,250
Securities owned, at fair value	23,542
TOTAL ASSETS	$ 24,792

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$ -

Stockholder's Equity

Common stock, $1.00 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	331,306
Accumulated deficit	(307,514)
TOTAL STOCKHOLDER'S EQUITY	24,792
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 24,792

See notes to financial statements.   2

BULLISH BOB BAGLEY SECURITIES, INC.
Statement of Income
Year Ended September 30, 2020

Revenue

Securities commissions	$	2,390
Mutual fund commissions		5,297
Other revenue		669
TOTAL REVENUE		8,356

Expenses

Clearing charges	23,645
Occupancy and equipment costs	7,702
Professional fees	5,500
Compensation and related costs	4,017
Technology and communications	1,514
Interest	328
Regulatory fees	223
Other expenses	1,707
TOTAL EXPENSES	44,636
Net loss before other losses	(36,280)

Other Losses

Realized loss on securities owned	(17,510)
Unrealized loss on securities owned	(9,026)
TOTAL OTHER LOSSES	(26,536)
NET LOSS	$ (62,816)

BULLISH BOB BAGLEY SECURITIES, INC.
Statement of Changes in Stockholder's Equity
Year Ended September 30, 2020

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at September 30, 2019	1,000	$ 1,000	$ 267,706	$ (244,698)	$ 24,008
Additional capital contributions	-	-	63,600	-	63,600
Net loss	-	-	-	(62,816)	(62,816)
Balances at September 30, 2020	1,000	$ 1,000	$ 331,306	$ (307,514)	$ 24,792

See notes to financial statements.   4

BULLISH BOB BAGLEY SECURITIES, INC.
Statement of Cash Flows
Year Ended September 30, 2020

Cash flows from operating activities:	
Net loss	$ (62,816)
Adjustments to reconcile net loss to net cash	
used in operating activities:	
Realized loss on securities owned	17,510
Unrealized loss on securities owned	9,026
Changes in assets and liabilities	
Decrease in payable to clearing broker/dealer	(14,504)
Net cash used in operating activities	(50,784)
Cash flows from investing activities:	
Purchase of securities owned	(26,171)
Proceeds from sale of securities owned	14,443
Net cash used in investing activities	(11,728)
Cash flows from financing activities:	
Additional capital contributions	63,600
Net change in cash	1,088
Cash at beginning of year	162
Cash at end of year	$ 1,250

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ 328
Income taxes	$ -

See notes to financial statements.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Bullish Bob Bagley Securities, Inc. (the Company) was organized in May 1989 as a Texas corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company is also considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3. The Company does not hold customer funds or securities, carry accounts for customers or PAB accounts.

The Company's operations consist primarily of providing securities brokerage services to individuals located in the state of Texas.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

Securities owned are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*, as described in Note 4. The increase or decrease in fair value is credited or charged to operations.

The Company's other financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (Continued)</u>

<u>Revenue Recognition</u>

Securities Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company may charge a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Securities commissions also includes other revenue related to customer accounts which is recorded on the trade date.

Mutual Fund Commissions

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the funds up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe it can overcome this constraint until the market value of the funds and the investor activities are known, which are either monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

<u>Income Taxes</u>

As of September 30, 2020, open Federal tax years subject to examination include the tax years ended September 30, 2017 through September 30, 2019.

The Company is also subject to state income taxes.

Note 2 - **Transactions with Clearing Broker/Dealer**

The Company has an agreement with a national clearing broker/dealer to provide clearing, execution and other related services. The agreement requires minimum monthly charges of $2,000. The agreement also requires the Company to maintain a minimum of $10,000 in cash and/or securities in accounts held with the clearing broker/dealer.

Note 3 - **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2020, the Company had net capital of $21,261, which was $16,261 in excess of its net capital requirement of $5,000. The Company's net capital ratio was zero to 1.

Note 4 - **Fair Value / Securities Owned**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

Note 4 - Fair Value / Securities Owned (continued)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at September 30, 2020.

Inverse Index Exchange traded fund: Valued at the last sale price on the exchange on which such securities are traded, as of the close of business on the day the securities are being valued or, lacking any reported sales, at the mean between the last available bid and asked price.

The following table sets forth by level, within the fair value hierarchy, the Company's securities owned at fair value as of September 30, 2020

	Level 1	Level 2	Level 3	Total
Inverse Index Exchange traded fund	$ 23,542	$ -	$ -	$ 23,542
Total	$ 23,542	$ -	$ -	$ 23,542

Securities owned consist of holdings in one inverse index exchange traded fund. Cost and fair value of securities owned at September 30, 2020, are as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Inverse Index Exchange traded fund	$ 56,749	$ -	$ 33,207	$ 23,542
	$ 56,749	$ -	$ 33,207	$ 23,542

There were no transfers between level 1 and level 2 during the year.

There were no assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended September 30, 2020.

Note 5 - Income Taxes

The Company has a current year tax loss; therefore, there is no provision for current income taxes. The Company has a net operating loss carry forward of approximately $217,000 available to offset future taxable income, which begins expiring in 2028. The Company also has a capital loss carryforward of approximately $99,000 expiring beginning in 2021. The net operating loss carryforward, capital loss carryforward, and cumulative unrealized losses on securities owned creates a deferred tax asset of approximately $69,000, which is fully reserved with a valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 6 - Related Party Transactions/Economic Dependency/Concentration of Revenue

Two registered representatives generated all of the Company's commission revenue and received all of the compensation and related costs for the year ended September 30, 2020. The Company is economically dependent upon these representatives due to the concentration of revenue generated.

The sole shareholder provides office space for the Company at no cost to the Company.

Note 7 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 8 - Concentration of Credit Risk

The Company has $24,161, or approximately 97%, of its total assets in cash and securities owned held at the Company's clearing broker/dealer at September 30, 2020.

Note 9 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 10 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to September 30, 2020, through December 11, 2020, the date which the financial statements were available to be issued.

The Company's sole shareholder made additional capital contributions totaling $7,000 and $1,750 in October 2020 and November 2020, respectively.

Schedule I

BULLISH BOB BAGLEY SECURITIES, INC.
Supplemental Information
Pursuant to Rule 17a-5
September 30, 2020

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ 24,792
Deductions and/or charges	
Non-allowable assets:	-
Total deductions and/or charges	-
Net capital before haircuts on securities	24,792
Haircuts on securities	
Securities owned	$ 3,531
Net Capital	$ 21,261
Aggregate indebtedness	$ -
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or	
6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 16,261
Ratio of aggregate indebtedness to net capital	Zero to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of September 30, 2020 as filed by Bullish Bob Bagley Securities, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Exemption from Reserve Requirements and Possession or Control Requiremen

The Company operates pursuant to sections (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. The Company is also considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 and limits limits its business activities exclusively to: (1) proprietary trading; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Bullish Bob Bagley Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bullish Bob Bagley Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bullish Bob Bagley Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (exemption provisions, (2) Bullish Bob Bagley Securities, Inc. stated that Bullish Bob Bagley Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception, (3) Bullish Bob Bagley Securities, Inc. identified that Bullish Bob Bagley Securities, Inc. is also considered a "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3, and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff, and (4) Bullish Bob Bagley Securities, Inc. stated that Bullish Bob Bagley Securities, Inc. (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.. Bullish Bob Bagley Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bullish Bob Bagley Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and footnote 74 to SEC Release 34-70073

PHILLIP V. GEORGE, PLLC

Celeste, Texas
December 11, 2020

5179 CR 1026   Celeste, TX 75423   (214) 358-5150   Fax (214) 358-0222   phil@pvgeorge.com

BULLISH BOB BAGLEY SECURITIES, INC.'S EXEMPTION REPORT

Bullish Bob Bagley Securities, Inc.(the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also considered a "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3, and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) proprietary trading; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

(4) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

BULLISH BOB BAGLEY SECURITIES, INC.

I, Robert M. Bagley, Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
President and Financial and Operations Principal
December 11, 2020